Securities and Exchange Commission
RECEIVED

MAR 0 3 2010

Branch of Registrations
and Examinations





10029066

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67801

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 _____ AND ENDING DECEMBER 31, 2009

MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPARTAN CAPITAL SECURITES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

45 BROADWAY, 9TH FLOOR

(No. and Street)

NEW YORK	NEW YORK	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN BRANDT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. D'ANGELO, CPA, P.C.

(Name – if individual, state last, first, middle name)

2001 PALMER AVE., SUITE 201	LARCHMONT	NY	10538
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Stephen Brandt_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SPARTAN CAPITAL SECURITES, LLC , as

of _DECEMBER 31_ , 20 _09_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Therese Richards
NOTARY PUBLIC
State of Connecticut
My Commission Expires
May 31, 2014
#138255

Therese Richards
Notary Public

_____
Signature

Controller
Title

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SPARTAN CAPITAL SECURITIES, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

P. D'Angelo, CPA, P.C.

Certified Public Accountant

2001 Palmer Avenue, Suite 201
Larchmont, NY 10538

(914) 833-4272
phil@pdangelocpa.com

fax - (888) 795-4514
www.pdangelocpa.com

INDEPENDENT AUDITOR'S REPORT

To the Managing Members
Spartan Capital Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Spartan Capital Securities, LLC as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spartan Capital Securities, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 and 2 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. D'ANGELO, CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT

February 22, 2010
Larchmont, NY

SPARTAN CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current assets

Cash in bank	$	829,641
Receivables from clearing brokers, *including clearing deposit of $50,000*		477,666
Prepaid expenses - related party		176,194
Prepaid expenses - other		25,064
Total current assets		1,508,565
Other assets		60,928
TOTAL ASSETS	$	1,569,493

LIABILITIES AND MEMBER'S EQUITY

Current liabilities

Accounts payable and accrued expenses	$	360,219
Total current liabilities		360,219
TOTAL LIABILITIES		360,219
Member's equity		1,209,274
TOTAL MEMBER'S EQUITY		1,209,274
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,569,493

See independent auditor's report and notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Spartan Capital Securities, LLC f/k/a Spartan Capital Management, LLC (the "Company") is a limited liability company formed under the laws of the state of New York on June 26, 2007. On July 10, 2008, the Company became a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member firm in the Financial Industry Regulatory Authority (FINRA). On April 9, 2009 the firm changed its name from Spartan Capital Management, LLC to Spartan Capital Securities, LLC. The Company is registered in all 50 states.

The Company's operations consist primarily of engaging in agency and riskless principal transactions and providing investment banking services. As a full-service brokerage firm, the Company offers a wide array of products to its clients. The Company also acts as a municipal securities broker and also offers private placements and participates in public offerings as both an underwriter and selling group member. The Company also earns fee from banking and market advisory services. Revenues are derived primarily from commission income.

These financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related income and expenses are recorded on the trade-date basis.

Significant Credit Risk and Estimates

As a registered broker-dealer, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per institution. As of December 31, 2009 the uninsured balances total $579,641

Income Taxes

The Company has adopted FASB Staff Position No. FIN 48-3, which has been updated by FASB ASU No. 2009-06 for exempted non-public entities. Pursuant to the FASB ASU update the company has not recognized any interest or penalty expense in this financial statement for any uncertain tax position. In addition, the Company does not expect any material changes to its basis of accounting for uncertain tax positions within the next twelve (12) months.

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual member will report their share of the Company's income or loss on its income tax return.

SPARTAN CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

---

2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

3. RELATED PARTY TRANSACTIONS

The Company is obligated to Spartan Capital holdings, LLC, its parent, under an administrative services agreement. The agreement provides the Company with the non-exclusive right to use office space and all office fixtures and equipment suitable and customary for the conduct of its activities and certain operating expenses. Administrative services expense was $393,853 for the year ended December 31, 2009. There are no amounts due to the parent for use of its fixtures. The Company has advanced its parent $176,194 for the future improvements associated with the expansion of the offices.

4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009 the Company had net capital of $915,785, which was $815,785 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 39.33% as of December 31, 2009.

5. CONTINGENCIES AND ACCRUED LIABILITIES

The Company is respondents to several claims made by outside investors. The outcomes of these claims are not currently ascertainable. However, the company has accrued and allowance for an unfavorable outcome. The total disputed claim is over $300,000; however the Company estimates its total exposure to be $150,000. Accordingly, this liability is recorded on the balance sheet as an accrued expenditure. If the future amount is in excess of this accrual all additional assessments will be reflected in the fiscal year in which the claims are settled.

The Company, pursuant to clearance agreements, introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on customers' accounts. As of December 31, 2009 the Company is liable to the clearing broker for unsecured customer debits in the amount of $19,883. The Company has secured a civil judgment against the former client in the amount of the debit, plus associated fees. Accordingly, this amount has been deducted from Member's Equity in the computation of Net Capital.

6. TRANSFER OF PARTNERSHIP INTERESTS

On December 18, 2009 the Company and its parent finalized a Settlement Agreement with a former officer/member of the Company. Pursuant to this agreement the parent company will make three (3) installments to the former officer/member to repurchase her interest in the parent company. These payments will be made from the parent company during the 2010 year.

7. SUBSEQUENT EVENTS

On January 25, 2010 the Company's business expansion plan was approved by FINRA. This plan outlines the expansion of the Company's current location and the additional hiring of up to thirty (30) registered representatives. The Company has begun construction of the new space and is currently interviewing candidates for the additional employment.